SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported)   December 21, 2001

U.S. Can Corporation
(Exact Name of Registrant as Specified in its Charter)

Delaware
(State or Other Jurisdiction of Incorporation)

1-13678	06-1094196
(Commission File Number)	(I.R.S. Employer Identification No.)

700 East Butterfield Rd., Suite 250, Lombard, IL	60148
(Address of principal executive offices)	(Zip Code)

(630) 678-8000
(Registrant's telephone number, including area code)

Not applicable
(Former name or former address, if changed since last report)

Item 5. OTHER EVENTS

On December 20, 2001, the Company issued the accompanying press release, giving an indication of fourth quarter 2001 expectations, certain amendments to its Credit Agreement, and restructuring programs under consideration, attached as Exhibit 99.1 and incorporated herein by reference

Item 7. FINANCIAL STATEMENTS AND EXHIBITS
(c) 99.1   Press Release, dated December 20, 2001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

U.S. CAN CORPORATION

Date: December 21, 2001   By: /s/ John L. Workman

                                                             John L. Workman
                                                             Executive Vice President
                                                             And Chief Financial Officer